June 3, 2020

Security and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Via EDGAR

Re:       Communication in reference to
            002-14543
            File No. 20734911

To whom it may concern,

            As requested, we have made the following changes to filing 20734911. These changes, detailed below, are reflected in the 485(b) filing made on May 19, 2020.

1)         On May 11, 2020 the Board of the American Growth Fund, Inc. met and voted to extend the Fee Waiver Agreement. Footnote D on page 4 of the prospectus has been updated to reflect the continuance of this agreement through 07/31/2021.
2)         In the Portfolio Turnover section on page 3 of the prospectus we added a date to clarify when our fiscal year ended. We also included information regarding the expected impact the investment strategy change will have on the portfolio turnover rate.
3)         In the Principal Investment Strategy section on page 4 of the prospectus we included information on our concentration as well as updated references to include the word “hemp”. For informational purposes we added language about the composition of the cannabis industry, examples of the principal types of companies the fund may invest in and language discussing what hemp is. We have also added an anti-money laundering statement.
4)         In the Principal Risk section beginning on page 5 we clarified the Rohrabacher–Farr amendment definition.
5)         Throughout the N1A we removed the old references to examples of types of cannabis companies Series 2 invested in.
6)         Throughout the N1A, and where applicable, we have removed the word “exclusively”.
7)         In the Principal Risks of investing in the Fund beginning at page 4 of the prospectus we divided the sub-section titles “Cannabis and Hemp Industry Risk” into three risk categories; Cannabis Industry Risk, Hemp Industry Risk and Cannabis and Hemp Risk (those risks shared by the Cannabis and Hemp industries). These risks are summaries of the information disclosed later in the Risk section of the prospectus.
8)         In the Risk/Return Bar Chart and Table on page 7  of the prospectus we included language to inform the shareholders regarding the name change and informing them that the chart may not be indicative of the current portfolio.
9)         On the bar chart on page 8 of the prospectus we included 2019. We also verified the best and worst calendar quarters were correct and updated the year to date performance for the past quarter.
10)       We updated the section How does the Fund implement its principal investment objective on page 9 of the prospectus to reflect information previously discussed in this letter and previously discussed in the N1A (which included some duplicated information).
11)       In the Management, Organization, and Capital Structure section beginning on page 19 of the prospectus we consolidated the information on the Fee Waiver Agreement and updated the effective dates.
12)       We have updated the Financial Highlights chart on page 25 of the prospectus to include the unaudited six months ended January 31, 2020.
13)       Regarding the Statement of Additional Information, we have updated the Additional Investment Information starting on page 12 regarding senior securities and separated the Section 12(d)(1) policy into its own section. We also clarified the concentration policy.
14)       We have updated the Signature section of Part C to reflect not only the new approval dates but also Mr. Taggart’s titles.
15)       We have obtained a new auditor’s consent letter and have included that within the filing.
Please note that we updated the Statement of Additional Information to reflect changes in the prospectus where applicable.

1636 Logan Street w Denver w Colorado w 80203 w 800-525-2406 w 303-626-0600 w www.agfseries2.com

Please feel free to call us with any questions at 800-525-2406.

Sincerely,
/s/ Michael L. Gaughan

1636 Logan Street w Denver w Colorado w 80203 w 800-525-2406 w 303-626-0600 w www.agfseries2.com